UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 08, 2015

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Amec Foster Wheeler plc (the company)

9 January 2015

Notification of transactions by executive directors and other persons discharging managerial responsibilities (PDMRs)

In accordance with Disclosure Rule 3.1.4(R), we hereby advise that we have today been notified of the following acquisition of interests in ordinary shares in Amec Foster Wheeler plc in lieu of the 2014 interim dividend paid to shareholders on 5 January 2015.

Director/PDMR	Ordinary Shares purchased/allocated	Purchase/allocation date	Purchase/allocation price
Ian McHoul Simon Naylor John Pearson Roberto Penno Samir Brikho Ian McHoul John Pearson	28 878 659 130 621* 347* 137*	5 January 2015 6 January 2015 6 January 2015 6 January 2015 6 January 2015 6 January 2015 6 January 2015	846.5p 828p 828p 828p 838p 838p 838p
*reinvested dividends on vested, but unexercised options

Following the above transactions, their share interests in the company are as follows:

Samir Brikho holds 1,894,682 ordinary shares, which represents 0.49 per cent of the voting rights in the company. He also has an interest in 631,659 Restricted Shares in the Performance Share Plan, 2,367 shares under the Savings Related Share Option Scheme and 35,777 vested but unexercised options (including dividend equivalents) with an eighteen month exercise period from vesting.

Ian McHoul holds 318,471 ordinary shares, which represents 0.08 per cent of the voting rights in the company. He also has an interest in 350,920 nil cost options under the Performance Share Plan, 1,046 options under the Savings Related Share Option Scheme and 19,887 vested but unexercised options (including dividend equivalents) with an eighteen month exercise period from vesting.

Simon Naylor holds 85,442 ordinary shares, which represents 0.02 per cent of the voting rights of the company. He also has an interest in 188,925 restricted shares awarded under the Performance Share Plan and 2,004 options awarded under the Savings Related Share Option Scheme.

John Pearson holds 37,795 ordinary shares, which represents 0.01 per cent of the voting rights of the company. He also has an interest in 169,486 nil cost options awarded under the Performance Share Plan, 2,367 options awarded under the Savings Related Share Option Scheme and 7,792 vested but unexercised options (including dividend equivalents) with an eighteen month exercise period from vesting.

Roberto Penno holds 20,829 ordinary shares (13,331 of which are held as American Depository Receipts), which represents 0.01 per cent of the voting rights in the Company. He also has an interest in 102,388 restricted shares granted as replacement awards under the Foster Wheeler AG Omnibus Plan.

Kim Hand
Senior Assistant Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 08 January 2015
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary